UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Infinera Corp.
(Name of Issuer)
(Title of Class of Securities)
45667G103
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 45667G103

1	NAME OF REPORTING PERSON Brown Advisory Incorporated ("BAI") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2112409
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brown Advisory Incorporated is a Maryland Corporation.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,903,329
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,820,495
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,820,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON HC (Control Entity)

CUSIP No.: 45667G103

1	NAME OF REPORTING PERSON Brown Investment Advisory & Trust Company ("BIATC") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-1811121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brown Investment Advisory & Trust Company is a Maryland Trust Company.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 74,834
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 74,834
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON BK (Bank)

CUSIP No.: 45667G103

1	NAME OF REPORTING PERSON Brown Advisory LLC (BALLC) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-0680642
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brown Advisory LLC is a Maryland Limited Liability Corporation.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,828,495
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,745,661
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,745,661
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP No.: 45667G103
ITEM 1(a).	NAME OF ISSUER: Infinera Corp.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
ITEM 2(a).	NAME OF PERSON FILING: Brown Advisory Incorporated ("BAI") Brown Investment Advisory & Trust Company ("BIATC") Brown Advisory LLC (BALLC)
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 901 South Bond Street, Suite #400 Baltimore, Maryland 21231
ITEM 2(c).	CITIZENSHIP: Brown Advisory Incorporated is a Maryland Corporation. Brown Investment Advisory & Trust Company is a Maryland Trust Company. Brown Advisory LLC is a Maryland Limited Liability Corporation.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
ITEM 2(e).	CUSIP NUMBER: 45667G103
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [X]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Brown Advisory Incorporated ("BAI") is a parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
Brown Investment Advisory & Trust Company ("BIATC") is a bank as defined in Section 3(a)(6) of the Act (15U.S.C.78c)
Brown Advisory LLC ("BALLC") is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
14,820,495
(b) Percent of class:
6.5%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Brown Advisory Incorporated ("BAI") - 12,903,329 Brown Investment Advisory & Trust Company ("BIATC") - 74,834 Brown Advisory LLC (BALLC) - 12,828,495
(ii) shared power to vote or to direct the vote:
Brown Advisory Incorporated ("BAI") - 0 Brown Investment Advisory & Trust Company ("BIATC") - 0 Brown Advisory LLC (BALLC) - 0
(iii) sole power to dispose or direct the disposition of:
Brown Advisory Incorporated ("BAI") - 0 Brown Investment Advisory & Trust Company ("BIATC") - 0 Brown Advisory LLC (BALLC) - 0
(iv) shared power to dispose or to direct the disposition of:
Brown Advisory Incorporated ("BAI") - 14,820,495 Brown Investment Advisory & Trust Company ("BIATC") - 74,834 Brown Advisory LLC (BALLC) - 14,745,661
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The total securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries of BAI (listed above). These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over securities.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Brown Advisory Incorporated (BAI) is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:
Brown Investment Advisory & Trust Company (BIATC) BK (Bank)
Brown Advisory LLC (BALLC) IA (Investment Adviser)

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 45667G103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 09 2024	Brown Advisory Incorporated ("BAI") By: /s/ Name: Brett D. Rogers Title: General Counsel
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).